EXHIBIT 5.1

[ORACLE LETTERHEAD]

August 3, 2007

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Ladies and Gentlemen:

I am a Vice President and Associate General Counsel of Oracle Corporation (the “Company”), and I offer this opinion in connection with the Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission on or about August 6, 2007, in connection with the registration under the Securities Act of 1933, as amended, of 2,838,639 shares of the Common Stock of the Company, par value $0.01 (the “Shares”), issuable pursuant to equity awards assumed by the Company pursuant to the terms of the Agreement and Plan of Merger dated as of May 15, 2007 (the “Merger Agreement”), by and among the Company, Agile Software Corporation (“Agile”) and Aqua Acquisition Corporation. Pursuant to the Merger Agreement, the Company assumed outstanding equity awards of Agile under the Agile Software Corporation 1995 Stock Option Plan, Agile Software Corporation 2000 Nonstatutory Stock Option Plan and The Digital Market, Inc. 1995 Stock Plan (each, a “Plan”).

I have examined such documents and such matters of fact and law as I have deemed necessary to examine relating to the issuance of the Shares. It is my opinion that the Shares, when delivered pursuant to the terms of the applicable Plan, will be validly issued, fully paid and nonassessable.

I consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to myself in the Registration Statement and any amendments thereto.

This opinion is solely for your benefit and may not be relied upon by any other person without my prior written consent.

Sincerely,

/s/ Brady Mickelsen

Brady Mickelsen

Vice President and Associate General Counsel